FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 2, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated March 2, 2009

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO FILES NI 43-101 TECHNICAL REPORT ON

TWANGIZA FEASIBILITY STUDY

AND ANNOUNCES EXECUTIVE APPOINTMENT

TORONTO, March 2, 2009 - Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA”; TSX - “BAA”) is pleased to announce that following publication on January 26, 2009 of results of the Feasibility Study on its wholly-owned Twangiza gold project, the Company has filed on SEDAR (www.sedar.com) the accompanying technical report. The report is dated February 27, 2009 and entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.”

The current exploration at Twangiza commenced in October 2005. A Preliminary Assessment Study of Twangiza was completed in July 2007 and advanced to a Pre-Feasibility Study in July 2008. With the filing of the Feasibility Study technical report, the Company plans to further enhance project economics by completing additional metallurgical test work, reassessing input costs in light of the global economic slowdown and further expanding the oxide and transitional resources. Banro will actively seek a strategic partner to assist with the development of the Twangiza open pit project.

The Feasibility Study has been prepared under the supervision of Mr. Neil Senior, Joint Managing Director of SENET, and a “qualified person” as such term is defined in National Instrument 43-101, with input from a number of independent consultants, including SRK Consulting (United Kingdom) - (Mineral Resources), SRK Consulting (South Africa) - (Mining, Mineral Reserves, Environmental and Social), SGS Lakefield (South Africa) - (Metallurgical testwork), Mintek (South Africa) – (Metallurgical test work), Knight Piésold (Canada) - (Hydro Power), AMEC Earth & Environmental (United Kingdom) - (Tailings and Water facilities) and SENET (South Africa) - (Processing Plant and Infrastructure). SENET also undertook the Feasibility economic valuation and report compilation.

Banro is further pleased to announce that Mr. Johan Botha has joined the Banro team as Executive Vice President – Operations. Mr. Botha is a highly experienced mine developer and operator, having most recently been the Vice President and Managing Director of Gold Fields’ Ghana operations. He spent the first 26 years of his career with AngloGold before joining BHP, where he worked on the Hartley platinum mine project in Zimbabwe and then served as General Manager of the Morila mine development in Mali for Randgold/Anglogold. Mr. Botha was later responsible for the implementation and conversion to owner mining, as well as the construction of the CIL plant, at Gold Fields’ Tarkwa mine in Ghana, including the recent expansion of the

CIL plant from 400,000 tons to one million tons per month and the construction, operation and expansion of the mine’s heap leach operation.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding potential mineralization, potential mineral resources and mineral reserves and the Company’s exploration and development plans and objectives with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.